Exhibit 12.1
Mediacom Broadband LLC
Schedule of Ratio of Earnings to Fixed Charges

				Nine months ended
	Year ended December 31,			September 30,
	2002	2003	2004	2004	2005
		(in thousands, except ratio amounts)
Earnings:
Net income (loss) before income taxes	$(27,244)	$10,082	$34,852	$24,565	$13,861
Interest expense, net	76,790	82,536	86,125	64,223	71,481
Amortization of capitalized interest	114	503	695	510	600
Amortization of debt issuance costs	2,248	2,365	2,099	2,248	1,729
Interest component of rent expense (a)	1,687	2,086	2,137	1,616	1,714

Earnings available for fixed charges	$53,595	$97,572	$125,908	$93,162	$89,385

Fixed Charges:
Interest expense, net	76,790	82,536	86,125	64,223	71,481
Capitalized interest	4,056	3,425	1,270	920	1,131
Amortization of debt issuance costs	2,248	2,365	2,099	2,248	1,729
Interest component of rent expense (a)	1,687	2,086	2,137	1,616	1,714

Total fixed charges	$84,781	$90,412	$91,631	$69,007	$76,055

Ratio of earnings to fixed charges	—	1.08	1.37	1.35	1.18

Deficiency of earnings over fixed charges	$(31,186)	$—	$—	$—	$—

(a) One-third of rent expense is the portion deemed representative of the interest factor.